Exhibit 99.1

Quantum BioPharma Announces Plans to Voluntarily Delist its Class B Shares from the Canadian Securities Exchange

Toronto, Ontario -- September 1, 2026 -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FSE: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, announces that it has applied for a voluntary delisting of its Class B subordinate voting shares (“Class B Shares”) from the Canadian Securities Exchange (the “CSE”). The delisting from the CSE will not affect the Company’s listing on the Nasdaq Capital Market (“Nasdaq”), the Frankfurt Stock Exchange or Upstream and its Class B Shares will continue trading on the NASDAQ under the symbol “QNTM”.

The Company believes that the trading volume of its Class B Shares on the CSE no longer justifies the expenses, administrative efforts, and regulatory burdens associated with maintaining a dual listing. The Company also believes that delisting from the CSE will consolidate trading of its Class B Shares into a single principal marketplace on Nasdaq, which the Company expects may benefit the long-term liquidity of the Class B Shares.

The Company will remain a reporting issuer in each of the Canadian jurisdictions in which it is currently a reporting issuer and will continue to file its continuous disclosure documents on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Shareholders who hold Class B Shares through a Canadian broker are not required to take any action as a result of the delisting; however, shareholders should contact their broker or other intermediary to confirm that their account permits trading on Nasdaq and to discuss any resulting settlement, currency conversion or commission considerations.

The Company is grateful to the CSE for providing its initial opportunity to access public markets. It is expected, subject to approval from the CSE, that the close of business on Friday, September 4, 2026, will be the last trading day for the Class B Shares on the CSE.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 19.86% as of September 30, 2025 of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws and within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should”, “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements regarding: the anticipated voluntary delisting of the Class B Shares from the CSE; the receipt and timing of CSE approval of the delisting application; the expected last day of trading of the Class B Shares on the CSE; the anticipated benefits of the delisting, including reduced expenses, administrative effort and regulatory burden and the consolidation of trading into a single principal marketplace; the continued listing and trading of the Class B Shares on Nasdaq, the Frankfurt Stock Exchange and Upstream; and the Company’s intention to remain a reporting issuer in Canada and to continue to satisfy its continuous disclosure obligations.

Forward-looking statements are based on a number of material factors and assumptions, including that the CSE will approve the delisting application on the terms and within the timeframe currently anticipated; that no shareholder approval will be required, or if required, that it will be obtained; that the Company will continue to satisfy the continued listing requirements of Nasdaq; that trading in the Class B Shares will not be materially disrupted as a result of the delisting; that the Company will continue to have access to capital on acceptable terms; and that there will be no material adverse change in the Company’s business, financial condition or in general economic, market or regulatory conditions. Although the Company believes these assumptions to be reasonable, they may prove to be incorrect.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of known and unknown risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include the risk that the CSE does not approve the delisting application, or approves it on terms or within a timeframe different from those anticipated; the risk that shareholder approval is required and is not obtained; the risk that the anticipated benefits of the delisting are not realized; the risk that the delisting results in reduced trading volume, liquidity, market visibility or analyst coverage for the Class B Shares, or in a lower trading price; the risk that Canadian shareholders are unable or unwilling to trade the Class B Shares on Nasdaq, or incur additional costs, currency conversion risk or settlement delays in doing so; the risk that Nasdaq becomes the Company’s only principal trading market and the Company subsequently fails to satisfy Nasdaq continued listing requirements, including the minimum bid price requirement; the effect of the delisting on the availability of resale exemptions under Canadian and United States securities laws, including Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and the corresponding effect on the Company’s ability to complete private placements; the Company’s ability to relist on the CSE or another Canadian exchange in the future; and the other risk factors identified in the Company’s continuous disclosure filings.

The reader is urged to refer to the additional information relating to Quantum BioPharma, including the risk factors described in its most recent annual report and management’s discussion and analysis, which is available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec. for a more complete discussion of such risk factors and their potential effects.

This list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this press release are made as of the date of this press release and the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable securities laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com